Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cottonwood Communities, Inc.:

We consent to the inclusion in the prospectus related to the registration statement (No. 333-215272) on Form S-11 of Cottonwood Communities, Inc. of our report dated March 29, 2019, with respect to the consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"), incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP

/s/KPMG LLP

Denver, Colorado
March 29, 2019